UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Approach Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03834A103

(CUSIP Number)

Morgan D Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

Matt Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

817-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 41,241,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 41,241,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,241,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.78% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 86,284,226 shares of Common Stock outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Commission on May 5, 2017.

1	NAMES OF REPORTING PERSONS SDW Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 41,241,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 41,241,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,241,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.78% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 86,284,226 shares of Common Stock outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Commission on May 5, 2017.

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 41,241,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 41,241,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,241,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.78% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 86,284,226 shares of Common Stock outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Commission on May 5, 2017.

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 41,241,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 41,241,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,241,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.78% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 86,284,226 shares of Common Stock outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Commission on May 5, 2017.

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 41,241,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 41,241,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,241,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.78% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(2)	Based on 86,284,226 shares of Common Stock outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Commission on May 5, 2017.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statements on Schedule 13D filed by the Reporting Persons with the Commission on February 3, 2017, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on March 28, 2017, and Amendment No. 2 thereto filed by the Reporting Persons with the Commission on May 26, 2017 (as amended, the “Original Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Approach Resources, Inc. (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings given to them in the Original 13D. The Original 13D is hereby amended as follows:

Item 3.	Source of Funds

Item 3 of the Original 13D is hereby amended by adding the following:

As of the date hereof, the Reporting Persons have acquired an additional 950,000 shares of Common Stock for an aggregate purchase price of $2,573,940, including brokerage commissions, pursuant to a Rule 10b5-1 trading plan adopted by Wilks Brothers, LLC on May 5, 2017.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following:

On June 7, 2017, the Issuer held an Annual Meeting of its Stockholders to, among other things, elect two directors to the class of directors whose respective terms expire at the 2020 Annual Meeting of Stockholders. Morgan Neff, a director designated by the Reporting Persons, was duly elected at the Annual Meeting.

Item 5.	Interest in Securities of the Issuer

Items 5 (a), (b) and (c) of the Original 13D are hereby amended by replacing them in their entirety with the following:

(a)	Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 41,241,600 shares of Common Stock, representing approximately 47.78% of the Issuer’s issued and outstanding shares of Common Stock, based on 86,284,226 shares of Common Stock outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Commission on May 5, 2017.

(b)	Each of the Reporting Persons may be deemed to have shared power shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 41,241,600 shares of Common Stock, representing approximately 47.78% of the Issuer’s issued and outstanding shares of Common Stock, based on 86,284,226 shares of Common Stock outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Commission on May 5, 2017.

(c)

Name of Reporting Person	Nature of Transaction (1)	Securities Purchased/ (Sold)	Price Per Share ($)(2)	Date of Purchase/Sale

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.6533	May 9, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.9671	May 10, 2017

Wilks Brothers LLC	Purchase of Common Stock	50,000	$2.8886	May 12, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$3.0156	May 15, 2017

Wilks Brothers LLC	Purchase of Common Stock	75,000	$2.8487	May 18, 2017

Wilks Brothers LLC	Purchase of Common Stock	75,000	$2.9217	May 19, 2017

Wilks Brothers LLC	Purchase of Common Stock	75,000	$2.9762	May 22, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.9036	May 24, 2017

Wilks Brothers LLC	Purchase of Common Stock	200,000	$2.6667	May 25, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.7040	May 30, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.6213	May 31, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.6051	June 2, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.7636	June 6, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.7107	June 7, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.6308	June 8, 2017

Wilks Brothers LLC	Purchase of Common Stock	200,000	$2.7040	June 9, 2017

Wilks Brothers LLC	Purchase of Common Stock	100,000	$2.8259	June 12, 2017

Wilks Brothers LLC	Purchase of Common Stock	50,000	$2.9400	June 13, 2017

(1)	The purchases reported in this 13D were effected pursuant to a Rule 10b5-1 trading plan adopted by Wilks Brothers, LLC on May 5, 2017.
(2)	Includes $0.01 brokerage commission per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended by adding the following:

Certain of the Reporting Persons have purchased debt securities of the Issuer of various maturities and in various amounts as part of their normal investment program.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

*
Farris Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff

Title:	Attorney-in-Fact

SDW INVESTMENTS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff

Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).